GALIANO GOLD CONTINUES TO STRENGTHEN

BOARD OF DIRECTORS

Vancouver, British Columbia, November 28, 2024 - Galiano Gold Inc. ("Galiano" or the "Company") (TSX, NYSE American: GAU) is pleased to announce that its Board of Directors has approved the appointment of Mr. Lauren Roberts as a non-executive director, effective as of January 1, 2025. This appointment expands the Board to eight directors, seven of whom are independent. Mr. Roberts is a Professional Mining Engineer with 35 years of international mining experience across operations, permitting, construction and executive leadership roles.

Most recently, Mr. Roberts served as Chief Operating Officer ("COO") for Hecla Mining Company, overseeing operations, safety, environment, technical services and capital projects. Prior to this, he spent 15 years with Kinross Gold Corporation, including three years as COO managing Kinross' global operations.  Mr. Roberts holds a Bachelor of Science (Highest Honours) in Mining Engineering from the New Mexico Institute of Mining and Technology.

"Lauren is an excellent addition to our Board of Directors, bringing demonstrated operational experience and leadership in the mining industry," said Matt Badylak, Galiano's President and Chief Executive Officer. "His expertise will be instrumental as we continue to execute on our strategy to create long-term value for our stakeholders. We look forward to benefiting from his insights and guidance as we continue to grow the Company."

Contact Information

Krista Muhr

Toll-Free (N. America): 1-855-246-7341

Telephone: 1-778-239-0446

Email: info@galianogold.com

About Galiano Gold Inc.

Galiano is focused on creating a sustainable business capable of value creation for all stakeholders through production, exploration and disciplined deployment of its financial resources. The Company owns the Asanko Gold Mine, which is located in Ghana, West Africa. Galiano is committed to the highest standards for environmental management, social responsibility, and the health and safety of its employees and neighbouring communities. For more information, please visit www.galianogold.com.